SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S/A CNPJ (TAX ID) 02.558.074/0001-73 - NIRE (STATE ID) 35.3.001.587.9-2 Publicly-held Corporation

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY GENERAL
MEETING, HELD ON SEPTEMBER 2, 2003

1. DATE, TIME AND VENUE: Held on September 2, 2003, at 2 p.m., at VIVO Megastore, Avenida Paulista, 412, 1st floor, in the City of São Paulo, State of São Paulo.

2. NOTIFICATION: Notice to shareholders published (i) in the Official Daily Newspaper of the State of São Paulo, Corporate Section, August 15, 16 and 19, 2003 editions, respectively, on pages 4, 5 and 13, and (ii) in the Gazeta Mercantil newspaper, August 15, 18 and 19, 2003 editions, respectively, on pages A-9, A-10 and A-13.

3. ATTENDANCE: Shareholders representing 93.66% of the voting shares, constituting, thus, the legal quorum for the approval of the matters included in the agenda. Mr. Luis Filipe Saraiva Castel-Branco de Avelar, Executive Vice President of Marketing and Innovation of the Company, and Mr. Manuel Maria Pulido Ferrão de Sousa, representative of BES Investimento do Brasil S.A.- Banco de Investimento, were also present.

4. PRESIDING OFFICERS: The present shareholders chose for Presiding Officers Mr. Evandro Luís Pippi Kruel as President and Ms. Simone W. Braga as secretary.

5. AGENDA: (a) to ratify the nomination of BES Investimento do Brasil S.A.- Banco de Investimento, as the institution responsible for the preparation of the Appraisal Report related to the acquisition, by the Company, of the controlling interest in Tele Centro Oeste Celular Participações S.A. (“TCO”); (b) to ratify the aforesaid Appraisal Report; and, (c) to ratify the acquisition, by the Company, of 77,256,410,396 (seventy seven billion, two hundred and fifty six million, four hundred and ten thousand, three hundred and ninety six) TCO shares, representing 61.10% of its voting capital and 20.37% of its total capital, without taking into account the shares held in treasury, as well the signing of the respective definitive Purchase and Sale Agreement, entered into on March 24, 2003, pursuant to article 256 of Law 6,404/76, with writing given by Law 9,457/97 (“Law 6,404/76”).

6. RESOLUTIONS: With the beginning of the meeting, the presiding officers received and signed a declaration presented by the representative of the preferred stock shareholder PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (Banco do Brasil Employees’ Pension Fund), which will be filed in the Company’s headquarters.

Continuing the meeting, the attending shareholders, unanimously and without any restirctions, have decided the following:

6.1 to ratify the nomination of BES Investimento do Brasil S.A.- Banco de Investimento, financial institution headquartered at Avenida Roque Petroni Júnior, nº 999, 3rd floor, in the City of São Paulo, State of São Paulo, registered in the CNPJ/MF (TAX ID) under number 34.111.187/0001-12, for the preparation of the Appraisal Report related to the acquisition, by the Company, of the controlling interest in TCO, pursuant to article 256, paragraph 1 of Law 6,404/76.

6.2 to ratify the Appraisal Report prepared by BES Investimento do Brasil S.A.- Banco de Investimento, based on TCO’s economic value, which became an integral part of the present minutes as Annex 6.2.

6.3 to ratify the acquisition, by the Company, of 77,256,410,396 (seventy seven billion, two hundred and fifty six million, four hundred and ten thousand, three hundred and ninety six) TCO shares, corresponding to 61.10% of its voting capital and 20.37% of its total capital, without taking into account the shares held in treasury (“Acquisition”).

6.4 to ratify the Purchase and Sale Agreement, entered into on March 24, 2003 between the Company, on one side, and BID S.A. and Splice do Brasil Telecomunicações e Eletrônica S.A., on the other side, through which the Acquisition was formalized.

7. CLOSURE: The President asked if anybody had any comments or remarks and, with no further matters to be dealt with, the meeting was closed and these minutes having been drawn up, read and approved, were hereby signed by everybody present. São Paulo, September 2, 2003. EVANDRO LUIS PIPPI KRUEL Presiding Officer; Simone W. Braga Secretary; LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR Executive Vice President of Marketing and Innovation, representing Telesp Celular Participações S.A.; BRASILCEL B.V. Evandro Luis Pippi Kruel; PORTELCOM PARTICIPAÇÕES S.A. Evandro Luis Pippi Kruel and Simone W. Braga; BES Investimento do Brasil S.A.- Banco de Investimento Manuel Maria Pulido Ferrão de Sousa.

THE PRESENT DOCUMENT IS A TRUE COPY OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF TELESP CELULAR PARTICIPAÇÕES S.A., HELD ON SEPTEMBER 2, 2003, AND DRAWN UP IN OWN BOOK.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.